CUSIP No. 705536100	13D	Page 1 of 4 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)1

Peerless Systems Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

705536100
(CUSIP Number)

Timothy Brog
551 Madison Avenue, 6th Floor
New York, New York 10017

(212) 557-6150
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705536100	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIMOTHY BROG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 45,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 705536100	13D	Page 3 of 4 Pages

The following constitutes Amendment No. 4 ("Amendment No. 3") to the Schedule 13D filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

On July 29, 2008, Timothy E. Brog resigned as the Manager of E2 Investment Partners LLC as a result of a disagreement with E2’s sole Member. Accordingly, Timothy E. Brog is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 4.

Item 6 is hereby amended to add the following:

On July 29, 2008, Timothy E. Brog resigned as the Manager of E2 Investment Partners LLC as a result of a disagreement with E2’s sole Member. Accordingly, Timothy E. Brog is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 4.

CUSIP No. 705536100	13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2008

/s/ Timothy E. Brog

TIMOTHY E. BROG